Proposal 5. Shareholder Proposal – Adoption of Policy for Improving Board Diversity

This proposal has been filed by Miller/Howard Investments, Inc.  We are concerned about the lack of gender and racial diversity on the Board of Directors at Continental Resources.  In an increasingly complex global marketplace, we believe that the ability to draw on a wide range of viewpoints, backgrounds, skills, and experience is critical to the company’s success.  Further, we recognize diversity as an essential measure of sound governance and a critical attribute of a well-functioning board.

Continental Resources’ opposition statement and primary arguments against this proposal are that:

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While it acknowledges the benefits of achieving broad diversity throughout the Company, Continental Resources believes that the current process allows for the selection of the most suitable and qualified candidates.

•	Continental Resources’ Board and Nominating/Governance Committee is committed to a process that does not discriminate based on gender, race, color, religion or national origin.
•	The Board argues that the proposed process for achieving gender diversity is restrictive, an imposition on the nominating process, and could undermine the holistic evaluation of candidates.

The Proponent’s Rebuttal and Rationale for a YES vote follows:

This proposal seeks to expand current director selection criteria to include, among other considerations, diversity.   While we appreciate that the Board agrees with the merits of achieving diversity throughout the company, we do not believe the company’s current director selection process sufficiently prioritizes diversity.  We feel the Board is not capitalizing on the competitive advantages that a comprehensive approach to diversity can bring to bear and that this is reflected in the fact that our Board of Directors has no racial or gender diversity.  The company’s policy of non-discrimination does not proactively address the lack of diversity among the Board of Directors.  Continental Resources is a clear laggard within its peer group, where nearly 90 percent of its publicly-traded peers have at least one woman on their boards of directors.

1. The current Board is NOT representative of its shareholders or employees:

The Board claims it acknowledges “the benefits of achieving broad diversity throughout the Company,” yet gives no indication of how it plans to move from a board that has no women and no minorities to a board that is more reflective of its stakeholders.  Continental Resources must address the growing number of shareholders who believe that the company’s lack of women and minorities on the Board is a disadvantage.

While the Board argues that its current process best suits its shareholders and the Company, this process has not resulted in diverse leadership nor has it kept the company in line with its peers on the issue of board gender diversity.

We remain unconvinced that the company has truly recognized the value that diversity brings to bear on a range of issues.  While our proposal is specific to gender diversity, the company’s opposition statement includes a claim that the company sees the benefits of diversity, not limited to gender.

However, the company’s claim appears to be undermined by its own profile:

•	The combined Chairman and CEO role has been held by Mr. Hamm for fifty years;
•	All of the current Directors are men;
•	All of the named executive officers are men;
•	The new director nominee and at least two of the current Directors have worked for the same outside company;
•	Current Board composition favors extended tenure.

We see the homogeneity of gender and background, extended tenure, and combined leadership roles to be suggestive of missed opportunities to capture the benefits afforded by diverse leadership.

2. Current policies and practices have led to Continental Resources lagging its own peer group on this issue:

We believe that evaluating a company’s performance in the context of its peer group is important.  Continental Resources has identified its own peer group (referenced as the E27 Survey Group in the 2017 Proxy Statement).

We reviewed 27 of the publicly-traded, non-subsidiary companies included in the peer group.

•	Only 3 have zero women serving on the Board;
•	Nearly 90% have at least 1 woman serving as Director;
•	Over 50% have 2 or more women serving as Directors.

Continental Resources has less Board gender diversity than nearly 90% of the publicly-traded companies listed in its self-identified peer group. In our view, this lack of competitiveness among its peers may be suggestive of an insufficiently robust recruitment process, and the potential for missed or overlooked talent acquisition.

We believe that companies combining competitive financial performance with high standards of corporate governance, including board diversity, are better positioned to generate long-term value for their shareholders.  As such, we urge the Board to broaden its pool of candidates and publicly commit to taking steps to establish an inclusive Board.

3.  The Continental Resources Board recommends a vote AGAINST by claiming the proposal is restrictive:

The proposal asks that the company expand, not restrict, the initial list from which candidates are drawn.  In this regard, we are encouraging the company to develop its current search process to ensure women and minorities are included among the first pool of candidates considered.

The proposal does not ask that the company omit candidates it would otherwise consider, but enhance competition by including qualified candidates from a wider pool.

Increased competition from a wider, more diverse pool of qualified candidates may benefit the Company as well as shareholders.

Shareholders are urged to vote FOR Proposal 5 following the instruction provided on the company’s proxy mailing.